UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Point.360 (formerly named New 360)
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

730507 100
(CUSIP Number)

Haig S. Bagerdjian
2777 North Ontario Street
Burbank, CA 91504
(818) 565-1400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 730507 100
1.	Name of Reporting Person Haig S. Bagerdjian I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,914,802 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 4,914,802 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,470,891 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 51.0%
14.	Type of Reporting Person IN

(1) Includes, in addition to 4,914,802 shares owned of record by Mr. Bagerdjian, (A) 230,000 shares underlying vested stock options granted to Mr. Bagerdjian and (B) 326,089 shares that Mr. Bagerdjian is entitled to purchase pursuant to the agreement described in Amendment No. 1 to this Schedule 13D.

Item 1.  Security and Issuer

       This Amendment No. 4 to Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Point.360, a California corporation formerly named New 360 (the “Company”), the principal executive offices of which are located at 2777 North Ontario Street, Burbank, California 91504.

Item 2.  Identity and Background

(a)           This Schedule 13D is filed by Haig S. Bagerdjian.

(b)           The principal business address of Mr. Bagerdjian is 2777 North Ontario Street, Burbank, California 91504.

(c)            Mr. Bagerdjian's principal occupation is Chairman, President and Chief Executive Officer of the Company. The Company is principally engaged in servicing the post-production needs of entertainment studios, corporations, and independent producers. The Company's address is 2777 North Ontario Street, Burbank, California 91504.

(d) and (e)          During the last five years, Mr. Bagerdjian (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Mr. Bagerdjian is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.   Mr. Bagerdjian used personal funds in acquiring the shares described in Item 4.

Item 4.  Purpose of the Transaction

On January 31, and March 1, 2010, Mr. Bagerdjian purchased a total of 130,434 shares of the Company’s Common Stock for $150,000 ($1.05 per share), pursuant to the agreement described in Amendment No. 1 to this Schedule 13D.

Depending upon market conditions and other factors that Mr. Bagerdjian deems material, after the date of this Schedule 13D, (i) Mr. Bagerdjian may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire, and (ii) Mr. Bagerdjian may develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible future sale of the Company.  Mr. Bagerdjian does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  Mr. Bagerdjian reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

Item 5.  Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.

Mr. Bagerdjian is the beneficial owner of 5,470,891 shares of Common Stock, constituting  51.0% of such class.  Of such shares, (A) 4,914,802 shares are owned of record by Mr. Bagerdjian, who has sole power to vote, direct the vote of, dispose of, and direct the disposition of, such shares; (B) 230,000 shares may be purchased by Mr. Bagerdjian from the Company upon the exercise of vested stock options granted to Mr. Bagerdjian; and (C) 326,089 shares may be purchased by Mr. Bagerdjian pursuant to the agreement described in Amendment No. 1 to this Schedule 13D.

Except in connection with his receipt of shares of Common Stock described in Item 4 to  this Schedule 13D, Mr. Bagerdjian has not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures in Item 4 to Amendment No. 1 to this Schedule 13D are incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2010	/s/ Haig S. Bagerdjian HAIG S. BAGERDJIAN